Offering Statement for Lincoln Aerospace Holdings, Inc. (“Lincoln Private Jets”)

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The Company

1. **What is the name of the issuer?**

Lincoln Aerospace Holdings, Inc.

777 S Flagler Dr
Suite 800
West Palm Beach, FL 33401

Eligibility

2. **The following are true for Lincoln Aerospace Holdings, Inc. :**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Barry S. Cohen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	08/26/2020	Self-Employed	Broker
08/26/2020	Present	Lincoln Aerospace Holdings, Inc.	CEO/Chairman of the Board

Short Bio: Since 2007, Barry has brokered private aircraft, managed A-list client relationships, and daily operations, while equally being involved in financing, acquisition, and fractional ownership. Previously with Blue Star Jets and Universal Jets, Barry crafted his expertise in ultra-long-range aircraft, allowing him to generate charter revenue booking pro athletes and entertainers, making him a suitable leader for Lincoln Private Jets. LinkedIn: https://www.linkedin.com/in/barry-s-c-203a39177

Name
Jonathan Ball

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2015	Present	Intrinsic Asset LLC	President
05/01/2022	Present	Lincoln Aerospace Holdings, Inc.	Board Director

Short Bio: Jonathan Ball is the founder, portfolio manager, trader and analyst for Intrinsic Asset, LLC. Intrinsic Asset was founded and registered with FINRA in September 2016. Mr. Ball graduated from the University of Arizona in 2004 with a degree in Economics. His first job was as the chief financial officer of a private family company that collected tuition for private schools with $15 million in revenue. At that firm, he constructed a laddered bond portfolio to meet the funding needs of the schools, while increasing profitability for the firm. In 2005, he formed a registered investment advisor, JMB Capital, as a trading partnership for a few limited partners. The partnership closed in 2007. He formed another partnership in 2011 for one year. Mr. Ball has traded his personal funds from 2012 until founding Intrinsic Asset, LLC. LinkedIn: linkedin.com/in/jon-ballia

Name
Arthur L. Bernstein

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Evolution Metals Corp	Strategic Advisor
07/01/2015	01/31/2019	Circle4Entertainment	Producer
01/01/2005	Present	Richard Bernstein and Associates	Board Member
08/26/2020	Present	Lincoln Aerospace Holdings, Inc.	Board Director

Short Bio: A co-founder and Board Member at Lincoln, Mr. Bernstein is an insurance specialist with Richard S. Bernstein & Associates Inc., specializing in individual life and health insurance and employee benefit analysis. He is also a specialist in group business development. Mr. Bernstein is a television and movie award-winning producer, writer, actor, and director including a number of productions: Walt Before Mickey, Swing State, Brawler, and New Life. Mr. Bernstein is also developing television shows. Mr. Bernstein directed us commercials and used to work for Happy Madison at Sony Studios for Adam Sandler's company. Mr. Bernstein is Senior Advisor to Evolution Metals, a metal mining company and specialty chemicals company that is committed to establishing a secure and reliable supply chain for critical minerals including rare earths. Mr. Bernstein holds a Bachelor of Arts in Motion Picture and Theater Production with a minor in Marketing from the University of Miami. LinkedIn: linkedin.com/in/arthur-l-bernstein-08a09a35

Name
Autry J. Pruitt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2022	Present	Lincoln Aerospace Holdings, Inc.	Executive VP
01/01/2019	09/01/2022	New Journey, Inc.	CEO

Short bio: Autry J. Pruitt, is Lincoln Private Jets Executive Vice-President & Head of Global Investor Relations. Appointed in September of 2022, as a member of the Board of Directors, Mr. Pruitt is responsible for managing relationships with investors and overseas internal administrative operations of the corporation. Autry Pruitt is a passionate thought leader and speaker. Formerly a syndicated radio host, Autry frequently advocated for market innovation and entrepreneurship. Autry is superbly skilled at sharing complex business concepts with diverse audiences.Prior to joining LPJ, Autry Pruitt served as CEO of New Journey, Inc.

Name

Tim Foley

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Evolution Metals Corp	Co-Founder/Chief Marketing Officer
01/01/2017	01/01/2019	Flowpoint Capital Partners	Managing Director
01/01/2021	Present	Apogee Brands LLC	Founder/President
09/12/2022	Present	Lincoln Aerospace Holdings, Inc.	Board Member

Bio: Mr. Foley is an experienced executive with extensive experience in finance and entrepreneurship. Mr. Foley is the founder of Apogee Brands LLC, a territory developer for StretchLab Franchise LLC, one of ten brands curated by Xponential Fitness (NYSE: XPOF). Mr. Foley is Co-Founder and Chief Marketing Officer of Evolution Metals Corp., which is building supply chains for critical minerals focusing on rare earths and battery metals. Previously, he spent 20 years in investment research and portfolio management in global equities at Bank of Montreal, Pioneer Investments, and Surveyor Capital LLC (Citadel LLC). Mr. Foley is involved with several private ventures. He holds a Bachelor of Arts in Economics from Carleton University and a Chartered Financial Analyst (CFA) designation. Mr. Foley is a member of CFA Society Boston, Inc. and the Palm Beach Hedge Fund Association.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Barry S. Cohen

Securities:	35,000,000
Class:	Common Stock
Voting Power:	96.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Lincoln Private Jets is a membership-based subscription service for private jet travel. We plan to serve our customers through a mix of proprietary technology, including a mobile app and dedicated human member advisors to provide a seamless travel experience. We formed our company, Lincoln Aerospace Holdings, Inc., dba Lincoln Private Jets, on August 26, 2020. We currently have one wholly owned subsidiary, Lincoln Private Jets Corp, and our corporate headquarters is located at 777 S Flagler Dr, Suite 800, West Palm Beach, FL 33401. We currently operate as an aviation company. We plan to act as agents for each Lincoln Private Jets member and are not the operator of the aircraft available through our programs. Federal Aviation Administration ("FAA") licensed, and Department of Transportation ("DOT") registered aircraft owned or leased by Lincoln Private Jets are leased to an affiliated air carrier and are operated exclusively by Jet Aviation, who has full operational control of the program aircraft. Our business model is based on a core set of products and services available to our customers. We plan to generate sales from membership (initiation and annual renewal fees), flight revenue, agent sales of private charters, aircraft management revenue, and ancillary services. We believe that potential sales activity could be driven using our proprietary app, which functions as a prospecting, quoting, and booking platform to arrange private jet travel with managed aircraft and third-party carriers. Currently, users of our app can research and choose, secure, and pay for a flight in real-time. In addition, through our app, we can electronically and automatically correspond with operators of private jets who have posted their aircraft for hire, providing a much-expanded set of aircraft inventory, flight availability, and scheduling. Lincoln Private Jets currently aims to fully serve members by the end of our first year of operations, flying primarily super-midsize and heavy jets. Our initial market focus in South Florida is close to our corporate headquarters in West Palm Beach. Proximity, from inception, is vital to Lincoln Private Jets, allowing management to better understand the ongoing needs of our members.

Lincoln Private Jets currently has 7 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Lincoln Aerospace Holdings, Inc. speculative or risky:**

    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.
    3. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
    4. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
    5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.
    6. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
    7. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this

offering.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

10. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

11. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

12. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

13. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

14. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange or is acquired.

15. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

17. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

18. UNCERTAINTY An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

19. OUR BUSINESS PROJECTIONS ARE ONLY PROJECTIONS There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

20. YOUR INVESTMENT COULD BE ILLIQUID FOR A LONG TIME You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

21. IF THE COMPANY CANNOT RAISE SUFFICIENT FUNDS, IT WILL NOT SUCCEED The Company is offering common stock in the amount of up to $2,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in use of proceeds section of this offering statement.

22. WE MAY NOT HAVE ENOUGH CAPITAL AS NEEDED AND MAY BE REQUIRED TO RAISE MORE CAPITAL. We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

23. TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENTS We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

24. MANAGEMENT DISCUSSION AS TO USE OF PROCEEDS Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

25. PROJECTIONS: FORWARD-LOOKING INFORMATION Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

26. THE AMOUNT RAISED IN THIS OFFERING MAY INCLUDE INVESTMENTS FROM COMPANY INSIDERS OR IMMEDIATE FAMILY MEMBERS Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

27. RISKS RELATED TO OUR OPERATING ENVIRONMENT Demand for our product and services may decline due to factors beyond our control. Demand for private jet charters may be negatively impacted by factors affecting air travel generally, such as adverse weather conditions, an outbreak of a contagious disease and other natural events, terrorism, and increased security screening requirements. In particular, the recent coronavirus pandemic and resulting recommended travel restrictions have resulting in a sharp decline in transportation generally, including demand for private aviation globally. There is significant uncertainty regarding when these restrictions will ease, may be reinstated, and whether, thereafter, travel in general will resume at normal levels. While we believe that commercial airline travel poses an increased risk of the spread of virus and bacteria generally compared to private aviation travel and that private airline travel may resume to a greater degree and sooner than commercial travel, we cannot assure you of this given the uncertainty in the travel industry overall. If travel remains in a general decline for a significant period of time, we may be unable to compete with more established operators and may not be able to achieve profitability in the medium term or at all. More broadly, business jet travel is highly correlated to the performance of the economy and an economic downturn, such as the current economic environment resulting from the coronavirus related shutdowns of most businesses, is likely to have a direct impact on the use of business jets, which may be intensified when combined with a sensitive political environment. For example, beginning in 2008 and in connection with weakened macroeconomic conditions, the corporate and executive jet aviation industry, and companies that utilize corporate jets, experienced intensified political and media scrutiny. It is likely that the current economic downturn will impact demand for private jet travel for some time even following the easing of stay-at-home protocols and business re-openings. Any of these factors that cause the demand for private jet travel may result in delays that could reduce the attractiveness of private air charter travel versus other means of transportation, particularly for shorter distance travel, which represents our target market. Delays also frustrate passengers, affecting our reputation and potentially reducing fleet utilization and charter bookings as a result of flight cancellations and increase costs. We may experience decreased demand, as well as a loss of reputation, in the event of an accident involving one of our aircraft or an aircraft booked through our platform or any actual or alleged misuse of our platform or aircraft by customers in violation of law. Demand for our product and services may also decline due to actions that increase the cost of private air charter travel versus other forms of transportation, particularly efforts aimed at addressing climate change such as carbon tax initiatives or other actions. Further, supply or financing constraints could limit our ability at any given time to secure preferred aircraft for our fleet. Any of the foregoing circumstances or events which may reduce the demand for private jet charters in general, or for our company specifically could negatively impact our ability to establish our business

and achieve profitability. We face a high level of competition with numerous market participants having greater financial resources and operating experience than us. The private air travel industry is extraordinarily competitive. We plan to compete against private jet charter and fractional jet companies as well as business jet charter companies. All compete for passengers with a variety of pricing plans, aircraft types, blackout periods, booking terms and other products and services. Both the private jet charter companies and the business jet charter companies have numerous competitive advantages that enable them to attract customers. Our access to a smaller aircraft fleet and regional focus puts us at a competitive disadvantage, particularly with respect to our appeal to business travelers who want to travel overseas. The fractional private jet companies and many of the business jet charter companies have access to larger fleets of aircraft and have greater financial resources, which would permit them to more effectively service customers. Due to our relatively small size, we are more susceptible to their competitive activities, which could prevent us from attaining the level of sales required to sustain profitable operations. Recently consolidation in the industry, such as VistaJet's acquisitions of XOJET and JetSmarter and Wheels Up's acquisition of Delta Private Jets as well as Gama Aviation, a business jet services company, SurfAir's continued expansion and acquisitions, and increased consolidation in the future could further intensify the competitive environment we face. These competitive factors may make it difficult for us to establish and sustain a profitable business. The demand for our services is subject to seasonal fluctuations. Demand for our services will fluctuate over the course of the year and is higher in the summer season and during holiday periods. During periods of higher demand, our ability to provide agreed upon levels of service to our customers may deteriorate, which could have a negative impact on our reputation and our ability to succeed. Our ability to sell our product or service may be adversely affected by changes in government regulation. Our business is subject to significant regulation by the FAA (Federal Aviation Administration), the TSA (Transportation Security Administration) as well as "know your customer" obligations and other laws and regulations. The laws and regulations concerning the selling of our product or services may change and if they do then the selling of our product or service may no longer be possible or profitable. Our failure to attract and retain highly qualified personnel in the future could harm our business. We believe that our future success will depend in large part on our ability to retain or attract highly qualified management, technical and other personnel. We may not be successful in retaining key personnel or in attracting other highly qualified personnel. If we are unable to retain or attract significant numbers of qualified management and other personnel, we may not be able to grow and expand our business.

28. RISKS RELATED TO OUR BUSINESS We are an early-stage company with a limited operating history. Our company was formed on August 26, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, and effectively no revenue prior to Q3 2022. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and our financial statements do not reflect any operating revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares. If we cannot finance our aircraft purchases, we may not succeed. As is customary in the aviation industry, we are reliant on external financing for the acquisition of our aircraft and are likely to need additional financing in the future to grow our fleet. If we do not have access to such external financing, for whatever reason, including reasons relating to our business or prospects or the broader economy, we may not be able to grow and/or survive. If we manage to raise only a minimum amount of financing, we will have to find other sources of funding for future aircraft acquisitions. We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment. We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates remain historically low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and

convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting your interests in the company, may be done on terms more advantageous to those investors than to the holders of shares of Common Stock. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment. We are dependent on our information systems which may be vulnerable to cyber-attacks or other events. Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our client account balances, booking, pricing, processing, and other processes. We receive, retain, and transmit certain confidential information, including personally identifiable information that our clients provide to us. In addition, for these operations, we depend in part on the secure transmission of confidential information over public networks to charter operators. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events, and human error. Any significant disruption or cyber-attacks on our information systems, particularly those involving confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation, and expose us to regulatory or legal actions and impair our ability to operate our business and our financial results. Our business and reputation rely on, and will continue to rely on, third parties. We have relied on some third-party software development teams assist with past and plan to continue doing so for future software development of our app and various technologies. We also expect to rely heavily on Jet Aviation to maintain and operate our leased aircraft for charter services and we will rely on third party operators when our members book flights through our platform with those operators. The failure of these third parties to perform these roles properly may result in damage to our reputation, loss of members, potential litigation, and other costs. We may also experience delays, defects, errors, or other problems with their work that could have an adverse effect on our results and our ability to achieve profitability. We may be unable to adequately protect our intellectual property interests or may be found infringing on intellectual property interests of others. We use a combination of trademarks, domain names and other measures to protect our intellectual property. We believe that our trademarks and domain names play an important role in protecting our brand name and marketing of our services. We have registered our trademarks and domain names that we currently use in the United States. We may be subject to claims by other parties asserting interests in such trademarks and domain names or infringement of their intellectual property rights. In addition, our business is subject to the risk of third parties infringing our trademarks. We may not always be successful in securing protection for, or stopping infringements of, our trademarks and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. We may not have the funds to adequately protect our intellectual property rights, which may undermine the credibility of our intellectual property, reducing our ability to enter into sub-licenses and weakening our attempts to prevent competitors from entering the market. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

29. WE ARE RELIANT ON ONE MAIN TYPE OF SERVICE All of our current services are variants on one type of service, providing a platform for private jet travel. Our revenues are therefore dependent upon the market for private jet travel.
30. WE MAY NEVER HAVE AN OPERATIONAL PRODUCT OR SERVICE It is possible that there may never be an operational Lincoln Private Jet service or that the service may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

31. SOME OF OUR PRODUCTS ARE STILL IN PROTOTYPE PHASE AN MAY NEVER BE OPERATIONAL PRODUCTS It is possible that there may never be an operational platform app (our "product") to facilitate private air travel for our members (customers) or that the product may never be used to engage in transactions. It is possible that the failure to release the product, or sufficiently operational upgrades to the product, may result from a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

32. DEVELOPMENT NEW PRODUCTS AND TECHNOLOGIES ENTAILS SIGNIFICANT RISKS AND UNCERTAINTIES We remain involved with continued research and development of our technologies and have only manufactured an early version for our Lincoln Private Jets Platform App, with limited deployment. Delays or cost overruns in the development of our Lincoln Private Jets Platform App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

33. YOU ARE TRUSTING THAT MANAGEMENT WILL MAKE THE BEST DECISION(S) FOR THE COMPANY You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

34. OUR NEW PRODUCT COULD FAIL TO ACHIEVE THE SALES PROJECTIONS WE EXPECTED Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

35. WE FACE SIGNIFICANT MARKET COMPETITION We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

36. WE ARE COMPETING AGAINST OTHER RECREATIONAL ACTIVITIES Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

37. WE ARE AN EARLY-STAGE COMPANY AND HAVE NOT YET GENERATED ANY PROFITS Lincoln Aerospace Holdings, Inc was formed on August 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lincoln Aerospace Holdings, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

38. WE ARE AN EARLY-STAGE COMPANY AND HAVE LIMITED REVENUE AND OPERATING HISTORY The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lincoln Private Jets is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

39. WE HAVE EXISTING PATENTS THAT WE MIGHT NOT BE ABLE TO PROTECT PROPERLY One of the Company's most valuable assets is its intellectual property. The Company's owns a growing list of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

40. OUR TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY COULD BE UNENFORCEABLE OR INEFFECTIVE Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

41. THE COST OF ENFORCING OUR TRADEMARKS AND COPYRIGHTS COULD PREVENT US FROM ENFORCING THEM Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

42. THE LOSS OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD HARM OUR BUSINESS. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

43. OUR ABILITY TO SELL OUR PRODUCT OR SERVICE IS DEPENDENT ON OUTSIDE GOVERNMENT REGULATION WHICH CAN BE SUBJECT TO CHANGE AT ANY TIME Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), the TSA (Transportation Security Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

44. WE RELY ON THIRD PARTIES TO PROVIDE SERVICES ESSENTIAL TO THE SUCCESS OF OUR BUSINESS We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or

will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

45. THE COMPANY IS VULNERABLE TO HACKERS AND CYBER-ATTACKS Our key operations involve internet-based activities. As such, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lincoln Aerospace Holdings, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lincoln Aerospace Holdings, Inc could harm our reputation and materially negatively impact our financial condition and business.C

46. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

47. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

48. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

49. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

50. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

51. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

52. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

53. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next

major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

54. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

55. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

56. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Lincoln Aerospace Holdings, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,999,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the proceeds raised from this offering in the following manner: Marketing (30.1%); We plan to engage in marketing campaigns targeting high-net-worth individuals and corporate flight departments. We intend to market and advertise through the following channels: online marketing, television advertising and event marketing. Paid social media advertising to drive our online marketing, along with curated brand ambassadorships by notable influencers with large social media followings. Research & Development (20.0%); Our R&D budget includes continued product development and enhancements to our proprietary membership and flight scheduling platform, the Lincoln Private Jets App. We intend to utilize our internal information technology team, along with outsourced resources, as applicable. Compensation for Managers (17.5%); Up to 17.5% of the funds raised are planned to be used to cover payroll for current management as well as payroll for scaling within operational areas. Technology Tooling & Software ($55,000) including accounting (ERP) systems, customer relationship management (CRM) systems, and information technology development subscriptions.; Communication Expenses ($40,000) including cell phones, toll-free phone and voicemail, and internet connectivity.; Office Expenses ($60,000) including office and computer-related equipment and supplies, facility repairs and maintenance, postage and shipping, dues and subscriptions, etc. These expenditures are aimed at supporting a growing team of employees as the Company scales.; Rent & Utilities ($185,000) to help support a physical office presence for corporate, sales, marketing, and operational personnel, anticipated to be located in or around West Palm Beach, Florida.; Legal Fees ($50,000) for ongoing consulting, document, and contractual agreement review, as well as employment-related matters, as applicable.; Insurance ($60,000) including business liability, property, and Director and Officer insurance coverage.; Professional Fees ($100,000) including accounting, finance, bookkeeping, tax, and audit-related support, as well as other consulting assistance that may be required.; The Company may change the intended use of proceeds if our officers believe it is in the best interests of the Company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$98,000
Compensation for Managers	$0	$350,000
Marketing	$5,000	$601,999
Research & Development	$0	$400,000
Technology Tooling & Software	$1,000	$55,000
Communications Expenses	$1,500	$40,000
Office Expenses	$0	$60,000
Rent and Utilities	$0	$185,000
Legal Fees	$2,010	$50,000
Insurance	$0	$60,000
Professional Fees	$0	$100,000
Total Use of Proceeds	**$10,000**	**$1,999,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Lincoln Aerospace Holdings, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.35 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	250,000,000	36,225,000	Yes	Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefore.
Preferred Stock	20,000,000	0	No	The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the existing debt is convertible and there are no options or warrants outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Lincoln Private Jets for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Barry S. Cohen
Amount Outstanding:	$35,769
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	Justin Chan
Amount Outstanding:	$150,000
Interest Rate:	0.0%
Maturity Date:	December 26, 2023
Other Material Terms:	The note is non-interest bearing and is due in two equal payments of $75,000. Due on or before 12/31/2022 and 12/31/2023.

25. **What other exempt offerings has Lincoln Aerospace Holdings, Inc. conducted within the past three years?**

Date of Offering:	03/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,700
Use of Proceeds:	Issuance of founder shares.
Date of Offering:	08/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$3,200
Use of Proceeds:	Issuance of founder shares.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Barry S. Cohen	CEO	Shareholder loan	$35,769

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Lincoln Private Jets is a membership-based subscription service for private jet travel. We plan to serve our customers through a mix of proprietary technology, including a mobile app and dedicated human member advisors to provide a seamless travel experience. We formed our company, Lincoln Aerospace Holdings, Inc., dba Lincoln Private Jets, on August 26, 2020. We currently have one wholly owned subsidiary, Lincoln Private Jets Corp, and our corporate headquarters is located at 777 S Flagler Dr, Suite 800, West Palm Beach, FL 33401. The Company currently has 250,000,000 shares of common and 20,000,000 of preferred stock authorized, and 36,225,000 and 0 issued and outstanding. In August of 2022 the Company issued 31,250,000 shares to founder/CEO Barry Cohen and 750,000 shares to founder/board member Arthur Bernstein. As of the date of the filing of this Form C, founder/CEO Barry Cohen, holds 96.62% of the voting securities in the Company. As of Q3 of fiscal 2022 the Company started generating nominal revenue. During the fiscal year ended on 12/31/2021, the Company recorded $50,795 in operating expenses, resulting in a net loss of $50,795. Information technology and rent/utilities represented the majority of operating expenses for this period. During the same fiscal period, the Company received cash of $29,431 from financing activities, which consisted of a shareholder loan of $29,431. As of 12/31/2021 the outstanding balance on the shareholder loan was $35,769. The above-mentioned shareholder is the Company founder/CEO Barry Cohen. In addition, during the same period the Company received $137,182 in property and equipment assets in exchange for a shareholder loan, in a non-cash transaction. During the fiscal year ended on 12/31/2020, the Company recorded $10,346 in operating expenses, resulting in a net loss of $10,346. Information technology and rent/utilities represented the majority of operating expenses for this period. During the same fiscal period, the Company received cash of $8,034 from financing activities, which consisted of a shareholder loan of $6,338 and the sale of 4,250,000 shares of common stock to founders for $1,700. During this period, the Company also recorded $5,302 in investing activities as it purchased equipment. The Company plans to allocate a large portion of proceeds from this offering towards manager compensation, marketing, and research and development.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

  1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
     1. **in connection with the purchase or sale of any security?**
     2. **involving the making of any false filing with the Commission?**
     3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

  2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
     1. **in connection with the purchase or sale of any security?;**
     2. **involving the making of any false filing with the Commission?**
     3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

  3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
     1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
     2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

  4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
     1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
     2. **places limitations on the activities, functions or operations of such person?**
     3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

     If Yes to any of the above, explain:

  5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Lincoln Aerospace Holdings, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

  Certificate of Incorporation: certificateofincorporation.pdf

  Corporate Bylaws: corporatebylaws.PDF

Opportunity:

  Offering Page JPG: offeringpage.jpg

Financials:

  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site
at: https://www.lincolnprivatejets.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.